Exhibit 99.1

VIÑA CONCHA Y TORO ANNOUNCES ITS CONSOLIDATED

FIRST QUARTER 2016 RESULTS

Santiago, Chile, May 27th, 2016 - Viña Concha y Toro S.A. (“The Company” or “Concha y Toro”) (NYSE: VCO, IPSA: Conchatoro), global leading winery and the principal wine producer and exporter of Chile, announced today its consolidated financial results, stated under IFRS, for the first quarter 2016 ended March 31st, 2016. US dollar figures (US$), except export figures, are based on the exchange rate effective March 31st, 2016 (US$1.00 = Ch$ 669.8).

Highlights 1Q2016 vs 1Q2015

•	Total sales increased by 13.6% to Ch$132,155 million in the quarter.
•	Total volume increased 10.1%. The Wine Operating Segment (“Wine”) contributed with a 7.7% growth, while the Others Operating Segment (“Others”) contributed with a 33.5% increase during this quarter.
•	Regarding Wine sales, stands out:
o	Export Markets increasing 11.1% in value totaling Ch$84,349 million, driven by a 7.7% of higher volumes.
o	Chilean Domestic Market growing 11.3% and 9.1% in value and volume, respectively.
o	Consolidated sales in Argentinean Markets increasing 13.6% in value, boosted by higher sales in Export Market totaling Ch$4,849 million (+23.4%) and higher sales through distribution subdsidiaries (15.5%) totaling Ch$3,925 million.
o	Higher sales of bottled wine in US Domestic and Export Markets of 8.3% and 15.6%, respectively in volume.
•	Net income attributable to owners of the company totaled Ch$9,297 million, representing an increase of 24.1% during the quarter.
•	Operating Income plus depreciation and amortization increased 20.4% to Ch$16,854 million, the figure over sales reached 12.8%, representing an expansion of 71 basis points.

Osvaldo Solar – Chief Financial Officer

Patricio Garreton - Head of Investor Relations

Tel: (56 2) 2476 5768

conchaytoro-ir@conchaytoro.cl

www.conchaytoro.com

Summary

During the first quarter of 2016, net sales increased by 13.6% totaling Ch$132,155 million, in comparison to the Ch$116,312 totaled in 2015. The increase in sales is explained by higher sales in both operating segments, Wines and Others, registering 11.9% and 29.4% of growth in value, respectively.

The increase in Wine sales was driven by: i) higher sales in Exports Markets of 11.1% in value and 7.7% in volume; ii) higher sales in Chilean Domestic Markets of 11.3% and 9.1% in value and volume; iii) higher sales in the Argentinean operation of 12.3% and 12.5% in value and volume; iv) higher sales in the US operation of 17.3% boosted by an increase of bottled wine sales of 14.2% and 9.0%, in value and volume respectively; v) and a positive impact derived from exchange rate fluctuations.

Fetzer’s total wine sales to third parties (excluding shipments to distribution subsidiaries) in Chilean pesos increased 17.3% during the first quarter of 2016. Stands out the increase in bottled sales in the Domestic Market, where sales rose 8.3% in volume, continuing the growth trend for the fourth consecutive quarter. The Domestic Market registered better mix of sales, where bulk wine sales decrease 95% in volume during the quarter. Bottled sales in Export Markets increased 15.6% in volume during the first quarter of 2016.

In the quarter, Argentinean total wine sales to third parties (excluding shipments to distribution subsidiaries) increased 12.3% in value and 12.5% in volume. The rise in sales was driven by higher commercialized volumes in Export Markets (17.5%) and Domestic Market (3.3%), totaling Ch$4,849 million and Ch$782 million, respectively.

In the quarter, the operating income plus depreciation and amortization totaled Ch$16,854 million, representing an increase of 20.4% in comparison to the same period of 2015. A better result is explained by higher commercialized volumes; lower wine costs; premiumization of the mix of sales and a positive effect from currency fluctuations. As a resultant, the figure of the operating income plus depreciation and amortization over sales reached 12.8% during the first quarter of 2016, representing an expansion of 71bp in margins in comparison to the 1Q15.

Finally, the net income attributable to owners of the company increased 24.1% to Ch$9,297 million, a 5.5% as percentage over sales.

Osvaldo Solar – Chief Financial Officer

Patricio Garreton - Head of Investor Relations

Tel: (56 2) 2476 5768

conchaytoro-ir@conchaytoro.cl

www.conchaytoro.com

2

First Quarter 2016 Results

1.	Consolidated Sales

Consolidated sales increased 13.6% totaling Ch$132,155 million in the first quarter, in value. Higher sales are explained by two digits growth, in Chilean pesos, in several markets.

Table 1

Total Sales

Total Sales (*) (in Ch$ million)		1Q16	1Q15	Change (%)
Chile Domestic Market - wine		13,711	12,318	11.3%
Export markets (1)		84,349	75,908	11.1%
Argentina Domestic		782	1,087	(28.1%)
Argentina Exports (2)		4,849	3,928	23.4%
U.S.A. Domestic		12,242	10,626	15.2%
U.S.A. Exports (2)		1,195	833	43.4%
Total Wine Operating Segment		117,127	104,701	11.9%
Chile Domestic Market - new business		13,688	10,055	36.1%
Other Revenues		1,340	1,556	(13.9%)
Total Other Operating Segment		15,028	11,611	29.4%
Consolidated Sales		132,155	116,312	13.6%

Total Volume (*) (thousand liters)		1Q16	1Q15	Change (%)
Chile Domestic Market - wine		13,634	12,493	9.1%
Export markets (1)		41,084	38,139	7.7%
Argentina Domestic		1,126	1,090	3.3%
Argentina Exports (2)		2,376	2,022	17.5%
U.S.A. Domestic		3,290	3,367	(2.3%)
U.S.A. Exports (2)		332	288	15.6%
Total Wine Operating Segment		61,843	57,400	7.7%
Chile Domestic Market - New Business		7,843	5,875	33.5%
Total Other Operating Segment		7,843	5,875	33.5%
Consolidated Volume		69,686	63,275	10.1%

Average Price (per liter)	Currency
Chile Domestic Market - wine	Ch$	1,005.6	986.0	2.0%
Export Markets	US$	3.00	3.26	(7.9%)
Argentina Domestic	US$	1.37	1.83	(25.4%)
Argentina Exports	US$	3.05	3.15	(3.3%)
U.S.A. Domestic	US$	5.34	5.27	1.3%
U.S.A. Exports	US$	5.19	4.63	12.1%

(1) Export Volumes include exports to third parties and sales volumes of the company’s distribution subsidiaries (UK, Nordics, Brazil, Singapore, Mexico).

(2) This figure excludes shipments to the company’s distribution subsidiaries.

(*) This figure includes bulk wine sales.

Osvaldo Solar – Chief Financial Officer

Patricio Garreton - Head of Investor Relations

Tel: (56 2) 2476 5768

conchaytoro-ir@conchaytoro.cl

www.conchaytoro.com

3

1.1.	Consolidated Sales in Wine Operating Segment

Consolidated Sales that come from Wine sales increased 11.9% in the first quarter of 2016 driven by higher commercialized volumes; a premiumization of sales; and a positive effect derived from exchange rate fluctuations.

1.1.1.	Export Sales

Export sales from Chile and distribution subsidiaries increased 11.1% to Ch$84,349 million as compared to Ch$75,908 million in 1Q2015. Higher commercialized volumes (+7.7%) drove the increase in sales during the quarter. In addition, Export Sales were beneficiated by a positive effect that came from the FX fluctuations. The depreciation of the Chilean peso against U.S. dollar (12.3%); Euro (10.2%); Swedish crown (10.8%) and Sterling pound (6.1%) boosted the top line that was partially offset by the appreciation of Chilean peso against the Brazilian Real (17.4%); Mexican peso (6.9%) and Argentinean peso (32.5%).

Graph 1

Total Export Bottled Volume by Region

(Considers Exports from Chile, Argentina, Fetzer and Distribution Subsidiaries)

1st Quarter 2016

In accordance to the commercialized volume in export regions, the first quarter brought increases in most regions highlighting the 39.5% of growth in Asia; 21.7% in Central America and Caribbean and 21.7% in Africa. Others regions that registered growth were: Europe (8.0%); South America (17.2%) and Canada (4.3%). In the other hand, United States registered a drop of 14.5% during the quarter.

Osvaldo Solar – Chief Financial Officer

Patricio Garreton - Head of Investor Relations

Tel: (56 2) 2476 5768

conchaytoro-ir@conchaytoro.cl

www.conchaytoro.com

4

1.1.2.	Domestic Sales, Chile

Domestic wine sales increased 11.35% in value totaling Ch$13,711 million and 9.1% in volume totaling 1.5 million nine liter cases. The average sale price increased 2.0% during the quarter.

The increase in value reflects higher sales in value in the Premium segment (11.5%) as well in Non-Premium segment (11.2%). In terms of volume, both categories (Premium and Non-Premium) also registered increases of 16.6% and 8.5%, respectively. Premium (and above) categories represented 8.6% of the domestic volume and 30.8% of the domestic sales in Chilean pesos.

1.1.3.	Argentinean Operations

Total sales from the Argentine operation (excluding shipments to distribution subsidiaries) registered an increase of 12.3% to Ch$5,631million as a resultant of higher sales in Export Markets (23.4%) and a drop in the domestic market (28.1%), impacted by the depreciation of Argentinean peso against the Chilean peso (32.5) during the quarter.

In terms of volume, Export Markets grew 17.5% while the Domestic Market increased 3.3%. In the first quarter, export sales totaled 264 thousand of nine liter cases. Regarding the domestic market, the 1Q2016 totaled sales of 125 thousand of nine liter cases.

The average sales price registered in the domestic market dropped 25.4% reaching US$1.37 per liter during the quarter, impacted by the depreciation of the Argentinean peso. In export markets, the average sales price decreased 3.3% reaching US$3.05 per liter.

1.1.4.	U.S.A (Fetzer)

During the first quarter of 2016, Fetzer’s total sales (excluding shipments to distribution subsidiaries) increased 17.3% totaling Ch$13,436 million, driven by higher sales in export markets (43.4%) as well in domestic market (15.2%), both in terms of value.

In terms of volume, bottled sales rose 9.0% totaling 401 thousand of nine liter cases in the first quarter. It is important to remark the increase in bottled wine sales in the Domestic Market (8.3%), where sales registered growth for the fourth consecutive quarter. The Domestic Market exhibits a change in the mix of sales, where sales of bottled wine are increasing 8.3% while sales of bulk wine dropped 95.4% in terms of volume. Regarding Export Markets, commercialized volumes collected an increase of 15.6% during the quarter, where sales registered growth for the third consecutive quarter.

The average sales price in the domestic market reached US$5.34 per liter, representing an increase of 1.3%. The average sales price in Export Markets rose 12.1% totaling US$5.19.

Osvaldo Solar – Chief Financial Officer

Patricio Garreton - Head of Investor Relations

Tel: (56 2) 2476 5768

conchaytoro-ir@conchaytoro.cl

www.conchaytoro.com

5

1.2.	Consolidated Sales in Others Operating Segment

Consolidated Sales that come from the Others sales increased 29.4% during the first quarter of 2016 driven by the growth registered in the distribution of spirits, beers, energy drinks and mineral water.

1.2.1.	Chilean Domestic Sales - New Business

Domestic sales of new business, carried out by the domestic distribution subsidiary “VCT Chile” (former “Comercial Peumo”), including premium beer; spirits; and energy drinks increased 36.1% totaling Ch$13,688 million in terms of value and 33.5% totaling 7.8 million liters in terms of volume. The mentioned increase in value is explained by higher sales in the distribution of Diageo’s portfolio (14%); beers category (31%); and energy drink category (71%).

1.2.2.	Other Revenues

Other revenues, comprising fees for bottling services, sales of fruit, among others, decreased 13.9% to Ch$1,340 million, in comparison to the 1Q2015.

2.	Cost of Sales

In the quarter, the total cost of sales increased 10.4% to Ch$81,520 million (US$122 million) from Ch$73,819 million (US$110 million) in 1Q2015. The cost of sales as a percentage of total sales reached 61.7%, representing an improvement of 178bp in comparison to 1Q2015. The mentioned improvement influenced positively the gross margin reaching 38.3% as percentage over total sales in comparison to the 36.5% registered in 1Q2015. The lower cost as percentage over sales is explained by a lower wine cost and a dilution of fixed costs over higher volumes.

3.	Selling, General and Administrative Expenses

Selling, General and Administrative Expenses (Distribution costs and Administrative expenses) increased 16.6% to Ch$38,483 million (US$57 million) in 1Q2016 compared to Ch$33,001 million (US$49 million) in 1Q2015. As a percentage of sales, SG&A reached 29.1%, 75bp over the figure registered in 2015.

4.	Operating Income

In the first quarter the Operating Income (Gross Profit - Distribution Cost and Administrative Expenses) increased 28.0% to Ch$12,152 million in comparison to Ch$9,491 million in 1Q2015. The operating margin as a percentage of sales improved 104bp from 8.2% in 1Q2015, reaching a 9.2% over total sales. The increase is driven by the effects mentioned above, mainly explained by higher commercialized volumes; premiumization of sales; lower cost of wine; and a positive effect derived to exchange rate fluctuations, that were partially offset by higher expenses.

Osvaldo Solar – Chief Financial Officer

Patricio Garreton - Head of Investor Relations

Tel: (56 2) 2476 5768

conchaytoro-ir@conchaytoro.cl

www.conchaytoro.com

6

5.	Operating Income plus Depreciation and Amortization

In the first quarter of 2016 the Operating Income plus Depreciation and Amortization increased 20.4% to Ch$16,854 million in comparison to Ch$14,003 million in 1Q2015. The operating income plus depreciation and amortization margin as a percentage of sales reached 12.8% in comparison to the 12.0% in 1Q2015. Higher commercialized volumes; premiumization of sales; lower cost of wine; and a positive effect derived from the exchange rate fluctuations, explained the improvement in margins during the quarter that was partially offset by higher expenses. The expansion in margins reached 71bp during the quarter.

6.	Other Results by Function

The Other Results by Function (Other Income, Other Expenses, Financial Income, Financial Expenses, Participation of Associates, Exchange Differences and Expenses by Adjustment Units) registered a loss of Ch$1,426 million a 10.1% down in comparison to the 1Q2015.

Financial expenses registered a decrease of 7.0% totaling Ch$2,395 million in the quarter, in comparison to the Ch$2,575 million obtained during the same period of 2015.

As of March 31st, 2016, Net Financial Debt1 amounted to Ch$175,847 million, representing a decrease of Ch$23,783 million as compared to the Net Financial Debt as of March 31st, 2015.

7.	Net Income and Earnings per Share (EPS)

Net Income attributable to owners of the company increased 24.1%, totaling Ch$7,297 million. Based on 747,005,982 weighted average shares, Concha y Toro’s earnings totaled Ch$9.8 per share in comparison to Ch$7.9 registered during the 1Q2015.

1 Net Financial Debt: Other current financial liabilities + Other non-current financial liabilities - Cash and cash equivalents - Derivatives.

Osvaldo Solar – Chief Financial Officer

Patricio Garreton - Head of Investor Relations

Tel: (56 2) 2476 5768

conchaytoro-ir@conchaytoro.cl

www.conchaytoro.com

7

Balance Sheet

Assets

As of March 31st, 2016, Viña Concha y Toro consolidated assets totaled Ch$944,996 million, representing an increase of 2.4% in comparison to March 31st, 2015, mainly due to a higher level of Inventories and Account Receivables.

Liabilities

As of March 31st, 2016, Net Financial Debt2 amounted to Ch$175,847 million, representing a decrease of Ch$23,783 million as compared to the Net Financial Debt as of March 31st, 2015.

* * * * *

About Viña Concha y Toro

Viña Concha y Toro is South America’s leading wine producer whose products are distributed in 145 countries. Founded in 1883 by Don Melchor Concha y Toro, the Company produces and markets fine wines under the labels: Don Melchor, Amelia, Terrunyo, Marqués de Casa Concha, Trio, Casillero del Diablo, Sunrise and Frontera. The Company cultivates around 9,209 hectares of vineyards in Chile; 1,142 hectares in Argentina and 468 in the U.S (As of March 31st, 2016).

Viña Concha y Toro has been listed on the Santiago Stock Exchange since 1933 under the ticker symbol “Conchatoro”. In 1994, it became the first winery in the world to be listed on the New York Stock Exchange, under the ticker symbol “VCO”. The Company has 3,450 employees and is headquartered in Santiago, Chile (As of March 31st, 2016).

Forward Looking Statements

This press release may contain certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, with respect to the financial condition, results of operations and business of the Company and certain plans and objectives of the Company with respect to these items. Forward-looking statements may be identified by the use of words such as “anticipate”, “continue”, “estimate”, “expect”, “intend”, “may”, “believe” and similar expressions. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that occur in the future. There are a number of factors that could cause results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include: levels of consumer spending in major economies, changes in consumer tastes and preferences, the levels of marketing and promotional expenditures by the Company and its competitors, raw materials costs, future exchange and interest rates, as well as other risk factors referred in the Company’s filings with the Securities and Exchange Commission.

2 Net Financial Debt: Other current financial liabilities + Other non-current financial liabilities - Cash and cash equivalents - Derivatives.

Osvaldo Solar – Chief Financial Officer

Patricio Garreton - Head of Investor Relations

Tel: (56 2) 2476 5768

conchaytoro-ir@conchaytoro.cl

www.conchaytoro.com

8

Viña Concha y Toro S.A.

Consolidated Income Statement

In thousand Chilean pesos

STATEMENT OF INCOME BY FUNCTION	1Q2016 Th. Ch$	1Q2015 Th. Ch$	Change %

Income from ordinary activities	132,154,602	116,311,910	13.6%
Cost of sales	(81,519,671)	(73,819,201)	10.4%

Gross Profit	50,634,931	42,492,709	19.2%

Other income by function	226,148	184,715	22.4%
Distribution costs	(30,183,339)	(25,312,321)	19.2%
Administrative expenses	(8,299,740)	(7,689,134)	7.9%
Other expenses by function	(255,039)	(209,524)	21.7%
Financial income	371,224	267,827	38.6%
Financial expenses	(2,394,965)	(2,575,211)	(7.0%)
Participation in income (loss) of
associates and joint-ventures recorded	648,151	551,605	17.5%
using the equity method
Exchange differences	(6,342)	491,457	(101.3%)
Income/expense by adjustment units	(15,439)	(5,905)	161.5%

Income before tax	10,725,590	8,196,218	30.9%
Income tax expense	(3,285,129)	(2,239,251)	46.7%

Net Income	7,440,461	5,956,967	24.9%

Net income attributable to owners of the company	7,297,252	5,878,376	24.1%
Net income attributable to non-controling interests	143,209	78,591	82.2%
Operating Income plus Depreciation and Amortization	16,854,176	14,003,144	20.4%
Gross Revenue	50,634,931	42,492,709	19.2%
Distribution costs	(30,183,339)	(25,312,321)	19.2%
Administrative expenses	(8,299,740)	(7,689,134)	7.9%
Depreciation	4,418,450	4,247,813	4.0%
Amortization	283,874	264,077	7.5%

Osvaldo Solar – Chief Financial Officer

Patricio Garreton - Head of Investor Relations

Tel: (56 2) 2476 5768

conchaytoro-ir@conchaytoro.cl

www.conchaytoro.com

9

Viña Concha y Toro S.A.

Consolidated Balance Sheet

In thousand Chilean pesos

	As of	As of
	March 31, 2016	March 31, 2015
Assets

Cash and cash equivalents	36,499,694	44,147,479
Inventories	227,627,280	218,053,303
Accounts receivable	145,559,624	129,535,478
Biological current assets	17,995,806	12,001,847
Other current assets	44,730,385	52,831,680
Total current assets	472,412,789	456,569,787

Property, plant & equipment, net	346,923,394	345,465,280
Investments accounted for using the equity method	24,086,088	21,277,818
Other non current assets	101,573,810	99,865,982
Total non current assets	472,583,292	466,609,080
Total assets	944,996,081	923,178,867

Liabilities
Other current financial liabilities	89,405,702	56,000,132
Other current liabilities	166,071,599	141,096,378
Total current liabilities	255,477,301	197,096,510

Other non-current financial liabilities	160,803,034	220,754,299
Other non current liabilities	52,236,972	47,945,924
Total non current liabilities	213,040,006	268,700,223

Total Liabilities	468,517,307	465,796,733

Equity
Issued capital	84,178,790	84,178,790
Accumulated Profits/(losses)	404,777,264	371,749,691
Other reserves	(14,155,824)	(18,120)
Net equity attributable to parent comp. shareholders	474,800,230	455,910,361
Non-controlling interest	1,678,544	1,471,773
Total Equity	476,478,774	457,382,134
Total liabilities and Equity	944,996,081	923,178,867

Osvaldo Solar – Chief Financial Officer

Patricio Garreton - Head of Investor Relations

Tel: (56 2) 2476 5768

conchaytoro-ir@conchaytoro.cl

www.conchaytoro.com

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